Filed by BlackRock Funds V

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: BlackRock Multi-Sector Opportunities Trust II

File No. 333-271730

Date: July 21, 2023

BlackRock Multi-Sector
Opportunities Trust II

Vote Today

Why am I receiving this letter?

You are receiving this REMINDER notice because you held shares in BlackRock Multi-Sector Opportunities Trust II (the “Trust”) on the record date and the Trust has not received your vote. The special meeting of the shareholders of the Trust will be held in a virtual meeting format on Monday, August 7, 2023 at 10:00 a.m. (Eastern Time). The purpose of the meeting is to seek shareholder approval of a reorganization of the Trust into BlackRock Strategic Income Opportunities Portfolio, a series of BlackRock Funds V.

How can I stop receiving these letters?

Vote your shares today and you will not receive additional reminder notices from the Trust regarding the special meeting of the shareholders of the Trust.

How does the Board recommend that I vote?

The Board of Trustees of the Trust believes that the proposed reorganization is in the best interests of the Trust and its shareholders and recommends that you vote “FOR” the proposed reorganization.

How do I vote?

Voting is simple and will only take a minute of your valuable time using one of the following options:

Vote Online	Vote by Phone	Vote by Mail

using the website provided on the enclosed voting instruction form and following the simple instructions	by calling the toll-free number on the enclosed voting instruction form and following the simple instructions	by completing and returning your voting instruction form in the postage paid envelope provided

If you have any questions about the proposal to be voted on, please feel free to contact Georgeson LLC (“Georgeson”), the Trust’s proxy solicitor, toll free at 1-800-733-6198.

The proxy materials previously sent to you contain important information; please read them carefully. Copies of the Proxy Statement are available for free on the Securities and Exchange Commission’s website at www.sec.gov or by visiting WWW.PROXY-DIRECT.COM/BLK-33335 or by calling Georgeson toll free at 1-800-733-6198.

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